Mail Stop 4561

February 24, 2006

Joseph M. Garzi
Southridge Technology Group, Inc.
90 Grove Street
Ridgefield, CT 06877

> **RE:** **Southridge Technology Group, Inc.**
> **Registration Statement on Form SB-2/A**
> **Filed No. 333-130599**
> **Filed on February 10, 2006**

Dear Mr. Garzi:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. Please file a redlined version of the next amendment to your registration statement on EDGAR. See Rule 472 of Regulation C and Rule 310 of Regulation S-T.

2. Please update your financial statements pursuant to Item 310 of Regulation S-B in your next amendment.

Risk Factors, page 6

A significant portion of our revenue is derived from a small number . . . , page 9

3. We note your response to our prior comment 10 of our letter dated January 18, 2005. Do you maintain agreements with your customers that comprise 15.3% and 10.8% of your total revenues? If so, the agreements should be filed as exhibits in accordance with Item 601(b)(10) of Regulation S-B. If you do not maintain written agreements with these customers, disclose the material and economic terms of your relationships with these customers. With respect to the affiliated customer that comprises 10.8% of your revenue, please describe in detail the

contractual relationship between the parties including a materially complete description of the provisions of this agreement to provide disclosure regarding the economic terms of the arrangement between the parties. Your Item 404 disclosure should quantify how the terms of this arrangement compare to those that were available to unrelated parties. We may have further comments upon review if your materials.

Selling Stockholders, page 18

4. It does not appear as though Mr. Garzi should be identified as an underwriter given your disclosure. Please supplementally explain your basis for this determination.

Management's Discussion and Analysis, page 22

5. We do not believe you have completely addressed our prior comment no. 15. We note that you revised your disclosure to discuss the increase in your operating expense from 2004 to 2005. However, your revision does not discuss change in revenues from 2004 to 2005 and types of costs that are included in cost of sales. Please refer to SEC Release 33-6835 and revise accordingly.

6. We reissue a portion of our prior comment 13 of our letter dated January 18, 2006. We would expect to see more comprehensive line-item discussions regarding material changes between periods, including quantified information regarding the reasons for such changes. You also should better explain your relationship with third parties, such as your distributors and how such relationships have or will affect your results of operations.

7. We note your revisions in response to our prior comment 18 of our letter dated January 18, 2006 and we partially reissue the comment. If you do not have sufficient resources to fund planned operations for the 12-month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In discussing your expected liquidity needs, please revise to specifically disclose how long you can currently satisfy your cash requirements, state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount, by how much and why. In preparing this disclosure, consider explain how your need to discharge current liabilities within the 12 months will impact the rate at which you use funds in operations and your need for capital.

Business, page 30

8. We partially reissue our prior comment 22 of our letter dated January 18, 2006. Describe more specifically each activity that is essential to the functioning of your

service-orientated business and the distribution of each of your proposed products. Indicate which of those steps will be provided by the company and which will be delegated to third parties. If you maintain material agreements with customers, suppliers, or distributors, describe the significant terms of the arrangements with the third parties you intend to rely upon.

Executive Compensation, page 39

9. We note your revisions in response to our prior comment 28 of our letter dated January 18, 2006. Explain why the "other annual compensation" figures are not located in the "Bonus" column given your disclosure in footnote (a), which indicates that the amounts relate to bonuses?

Financial Statements

Note 2: Summary of Significant Accounting Policies

Prior Comment 31: g. Revenue Recognition, page F-7

10. We note your response to our prior comment 31 of our letter dated January 18, 2006 and are reissuing our comment. As currently presented, disclosures regarding your revenue recognition policies are general in nature. Address the following in your response letter and revise your disclosures as necessary:
    - Identify all authoritative literature (e.g. SOP 97-2, SOP 81-1 and SAB 104) that you have relied on in developing your revenue recognition policies. Indicate your basis for concluding that the identified literature is applicable, and that your policies comply with that literature.
    - We note that you provide various service offerings including sale of third party software and hardware. For each of your service offerings, tell us all criteria considered in determining when to recognize revenue and how you determine when each of the identified criteria have been met.
    - Also, describe the material terms of the arrangements under which you provide your services (e.g. time and material, fixed price contracts), including performance obligations and payment terms. Include descriptions of terms that you consider to be non-standard and/or non-routine.
    - For transactions with multiple elements, indicate how you determine the criteria have been met to be considered a separate unit of accounting and how the timing and amount of revenue attributable to individual elements is determined.

11. We have reviewed your response to our prior comment 33 of our letter dated January 18, 2006. It is not evident from your response that the company is the principal in transactions that include the sale of third party software and hardware. In this regard, it appears your response identifies the criteria in paragraphs 7 to 14 of EITF 99-19 as opposed to explaining the factors the company considered in

determining they meet the criteria. Please explain in detail the factors you considered in evaluating whether the criteria in paragraphs 7 through 17 of EITF 99-19 apply to your sales of third party software and hardware. For example, address how you determined the company is the primary obligor for sales of software and hardware, whether the company takes title to hardware and software and whether the customer contracts with the suppliers of hardware and software or with the company. In addition, explain to us the nature and significant terms of your arrangements that provide for third party software and hardware.

Note 3 – Going Concern, page F-8

12. We note your response to our prior comment 35 of our letter dated January 18, 2006 and revised going concern disclosures in Note 3 to your financial statements. Considering you disclose the agreement with Sunodia to fund the company's operations within the liquidity section of your filing, explain why this is not disclosed in Note 3 to your financial statements.

Note 5 – Significant Customers and Related Party Transactions, page F-10

13. We note your response to our prior comment 37 of our letter dated January 18, 2006 and that your principal shareholder is an investor in certain companies considered to be related parties. As requested in our prior comment tell us whether your principal shareholder controls both the company and the related parties in which he is an investor and if so, disclose the nature of the control relationship and whether the existence of that control could result in operating results or financial position of your company significantly different from those that would have been obtained if the company was autonomous. We refer you to SFAS 57.

Note 6 - Income Taxes, page F-10

14. We note your response to our prior comment 38 of our letter dated January 18, 2006 where you indicate that there is no significant difference between income for book and tax purposes. Please provide a detailed analysis of your deferred tax asset and liabilities and tell us how you considered recording and disclosing deferred taxes pursuant to SFAS 109. Also, we note that you have recorded pro forma amounts for income tax refunds relating to net operating loss carry backs. Confirm that the company would have had taxable income in prior years to utilize net operating loss carry backs.

Segment

15. We note your response to our prior comment 39 of our letter dated January 18, 2006 and that you operate in one principal segment, services. On page 24, we note that you sell third party products (hardware and software), which consist of

approximately 36% of your total revenue in 2005. Please explain how you considered the criteria in paragraph 10 of SFAS 131 in determining the company has one operating segment. Also, revise to disclose enterprise wide information pursuant to paragraphs 36 to 39 of SFAS 131.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

16. We note your response to our prior comment 41 which indicates that the reference to Rule 504 was made in error. Your disclosure, however, continues to reference Rule 504. Revise or advise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Kari Jin at (202) 551-3481 or Tom Ferraro at (202) 551- 3225 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Gary B. Wolff
        by facsimile at 212-644-6498